Description of Charter National Life Purchase,
                Transfer and Redemption Procedures for Policies

     This document sets forth the administrative procedures that will be followed by Charter National Life Insurance Company ("Charter National Life") in connection with the issuance of its Flexible Premium Variable Life Insurance Policy ("Policy" or "Policies"), the transfer of assets held thereunder, and the redemption by policyowners of their interests in the Policies.

     1. "Public Offering Price": Purchase and Related Transactions

     Set forth below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

       (a) Premium Payments

     Premiums for the Policies will not be the same for all policyowners. An initial premium, together with a completed application, must be received by Charter National Life before a Policy will be issued. The minimum amount of an initial premium is $10,000. Other than the initial premium, Charter National Life does not require the payment of an additional premium, and failure to do so will not of itself cause a Policy to lapse. The Policy provides, however, that a policyowner may make an additional premium payment of at least $2,000 once each policy year prior to the insured's attained age 70./1/ The first $5,000 of additional premium payment(s) received in a policy year at attained age 69 or under will be accepted by Charter National Life without evidence of insurability, and will be for the same rate class for which the Policy was originally issued. As of the date any such premium is received, the resulting net premium (the premium paid minus any premium tax charge)/2/ will be allocated to the subaccount(s) in the same proportion as the previous net premium, unless written instructions to the contrary are received together with the additional premium payment. The amount of additional premium(s) in excess of $5,000 received in a policy year or received from attained ages 70 through 85 will be subject


/1/ Currently, Charter National Life permits a total of four additional premium payments of at least $2,000 each in any one policy year, but reserves the right to limit the ability to make more than one additional premium payment in each policy year. Charter National Life's current practice permits additional premiums to be paid on behalf of insureds of attained age 70 through attained age 85, subject to underwriting. This practice may, at the discretion of Charter National Life, be discontinued in the future.

/2/ The Policy provides that Charter National Life will deduct the amount of the premium taxes applicable to a particular Policy from the premium payment(s). Charter National Life is not currently making such deductions where the total premium tax imposed is 4% of premium or less. Currently, the Policy will not be offered for sale in states or political subdivisions where the total premium tax exceeds 4% of premium.

to insurance underwriting/3/ by Charter National Life. Thus, Charter National Life reserves the right to request evidence of insurability and to decline any additional premium payment(s) in excess of $5,000 in a policy year or from attained age 70 through attained age 85. If Charter National Life requests such evidence of insurability, the net premium resulting from the additional premium in excess of $5,000 or the whole amount of the additional premium from attained ages 70 through 85 ("excess net premium") will be placed in the Money Market Subaccount of Charter National Variable Account (the "Variable Account") on the date received. After underwriting is completed with respect to the excess additional premium: (1) if coverage is approved, the excess net premium, together with investment experience credited to it in the Money Market Subaccount, will be allocated to the subaccount(s) of the Variable Account in the same proportion as the previous net premium, unless otherwise requested; and
(2) if coverage is declined, the amount of the additional premium in excess of $5,000 (or the whole amount of the additional premium from attained age 70 through attained age 85) will be returned to the policyowner, together with any earnings thereon in the Money Market Subaccount.

     The Policy will remain in force so long as the net cash value (the cash value less any outstanding indebtedness) is sufficient to pay the monthly deduction for the cost of insurance. Thus, the amount of the premium, if any, that must be paid to keep a Policy in force depends upon the net cash value of the Policy, which in turn depends on such factors as the investment experience of the chosen portfolio(s) of the Scudder Variable Life Investment Fund (discussed under "Premium Allocation" on page 3), the applicable surrender charge, if any, and the cost of insurance charge.

     The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each policyowner. The chief reason is that the principal or pooling and distribution of mortality risks is based upon the assumption that the cost of insuring each insured is commensurate with their mortality risk, which is actuarially determined based upon factors such as attained age, sex, and risk classification. Accordingly, while not all insureds will be subject to the same cost of insurance rate, there will be a single "rate" for all insureds in a given actuarial category.

     The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination but recognize that premiums and charges must be based upon factors such as age, sex, health, and occupation.

       (b) Initial Premium Processing

     Upon receipt of a completed application for a Policy, Charter National Life will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine

/3/ Insurance underwriting is discussed on page 2-3.

whether the proposed insured is insurable. This process may involve medical examinations or other verification procedures and may require that further information be provided by the applicant before a determination can be made. A policy will not be issued until this underwriting procedure has been completed.

     Insurance coverage under the Policy will begin on the effective date, which is the date as of which a completed application and the full initial premium is received at Charter National Life. The effective date will be the same date as the policy date except that if the effective date is the 29th, 30th, or 31st of the month, the policy date will be the first of the following month./4/ Charter National Life will allocate the first net premium to the Variable Account at that time.

     The initial premium, minus applicable premium taxes, if any, and the cost of insurance charge (the "initial net premium"), will be allocated automatically to the Money Market Subaccount of the Variable Account. The initial net premium will remain credited in the Money Market Subaccount until, if the application is ultimately accepted and the Policy is issued, the later of: (1) the end of the "Free-Look Period,"/5/ or (2) the date Charter National Life receives the signed delivery receipt./6/ At that time, the accumulated value in the Money Market Subaccount will be allocated to the subaccount(s) elected by the policyowner in the manner set forth in the application for the Policy (as discussed below).

     In the event an application is declined, the initial premium will be refunded, together with any earnings thereon in the Money Market Subaccount.

     The initial premium is the only premium required to be paid under a Policy. However, as described above, there may be circumstances under which additional premiums may be necessary to keep the Policy in force.

       (c) Premium Allocation

     A policyowner may allocate net premiums among the subaccounts of the Variable Account. The Variable Account currently has nine (9) subaccounts, each of which invests exclusively in the shares of one of the nine (9) portfolios of the Scudder Variable Life Investment Fund (the "Fund"). The Fund is a series-type mutual fund registered with the Commission as a no load, open-end, diversified management investment company.


/4/ The policy date is used to determine policy years, policy months, and policy anniversaries.

/5/ The free-look period is the period of time in which a policyowner may cancel the Policy and receive a refund. In most states, a policyowner may cancel the Policy within 10 days of the date it is delivered. In some states, however, it is the later of 10 days from delivery or 45 days from the date the application was completed.

/6/ During the period between the effective date and the date a Policy is delivered, the insured will be covered by an amount of insurance equal to the lesser of (1) the minimum death benefit applied for, or (2) $100,000 less any other life insurance then in force with Charter National Life with respect to the insured. This temporary insurance coverage will not apply with respect to applications that are ultimately rejected by Charter National Life.

     A policyowner must indicate the initial allocation in the application for the Policy. Net premiums will continue to be allocated in accordance with the policyowner's allocation instructions in the application unless contrary written instructions are received by Charter National Life with an additional premium payment. Once a change in allocation is made, all future net premiums will be allocated in accordance with the new allocation, unless contrary written instructions are received with future premium payments.

       (d) Reinstatement

     A lapsed Policy may be reinstated at any time within five years after the date of the lapse if: (1) a written application is submitted to Charter National Life; (2) satisfactory evidence of insurability is provided; and (3) any unpaid charges or indebtedness is repaid or restored with interest at the rate of 6% per annum. The Policy will be reinstated as of the date the reinstatement is approved. The amount of the accumulated value on the date of reinstatement will be equal to the amount of the accumulated value on the date of lapse increased by any general account interest at 5% and by any net premium(s) allocated to the Variable Account at reinstatement. Any indebtedness (policy loans plus accrued interest) under the Policy which existed at the end of the grace period will be reinstated if not paid. Charter National Life will not reinstate a Policy that has been surrendered.

       (e) Repayment of Policy Debt

     A loan made under the Policy will be subject to a maximum annual interest rate of (a) 5.5% on the amount of the loan up to the amount of the accumulated value less 95% of the premiums paid, and (b) 7.5% on the portion of the loan in excess of that amount./7/ Outstanding indebtedness may be repaid in whole or in part at any time. Unless a policyowner indicates otherwise, any payments received while there is outstanding indebtedness will be presumed to be repayment of indebtedness. As indebtedness is repaid, the value of the Policy in Charter National Life's general account securing the policy loan will be transferred to the Variable Account. The transfer will be allocated among the subaccounts in the same proportion that the Policy's value in each subaccount bears to the total of the Policy's values in all of the subaccounts, unless otherwise requested by the policyowner. Transfers from the general account to the Variable Account as a result of the repayment of debt will be allocated as of the end of the valuation period/8/ during which the repayment is received.


/7/ The current rates are 5.25% and 6.25%, respectively.

/8/ A valuation period is the period between two successive valuation dates, commencing at the close of business of a valuation date and ending at the close of business of the next succeeding valuation date. A valuation date currently is each day that the New York Stock Exchange is open for trading and any other day in which there is a sufficient degree of trading in the Fund's portfolio securities to affect materially the value of the assets in the Variable Account.

       (f) Correction of Misstatement of Age or Sex

     If the insured's age or sex was misstated in an application, Charter National Life will recalculate the death benefit and accumulated values to reflect the calculations that would have been made had the insured's age and sex been correctly stated.

     2.  Transfers Among Subaccounts

     Amounts may be transferred among the subaccounts of the Variable Account. There is no limit on the number of transfers that may be made during a policy year. Charter National Life will, however, deduct a charge for the third and subsequent transfer requests made during the policy year. The charge is a $10 deduction from each subaccount from which amounts are transferred. All transfers made at the same time will be treated as one request. Transfer charges will only be imposed for transfers which result from a policyowner's transfer request.

     Transfer requests must be in writing in a form acceptable to Charter National Life, or by telephone procedures which may be instituted in the future. Transfers will be deemed effective, and values in connection with transfers will be determined, as of the end of the valuation period during which the transfer request is received.

     3. "Redemption Procedures": Surrender and Related Transactions

     This section outlines those procedures that might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.


       (a) Surrender for Net Cash Value

     At any time while the insured is alive, the policyowner may surrender the Policy by sending a written request to Charter National Life. Upon surrender, the policyowner will receive the net cash value of the Policy (the accumulated value less applicable surrender charges and outstanding indebtedness) computed as of the end of the valuation period during which the surrender request is received by Charter National Life at its home office. The net cash value will ordinarily be paid within seven days of receipt of a written request for surrender./9/


/9/ Payment may be postponed whenever: (i) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission (the "Commission"); (ii) the Commission by order permits postponement for the protection of policyowners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Variable Account. Payments under the Policy which are derived from any amount paid to Charter National Life by check or draft may be postponed until such time as Charter National Life is satisfied that the check or draft has been honored by the bank upon which it is drawn.

     Upon the surrender of a Policy, the amount payable may reflect a deduction for the applicable surrender charge. The amount of the surrender charge will be calculated as a percentage of each premium paid under the Policy. For the initial premium, during the period from the policy date for the first policy anniversary, the rate is 8%; on the first policy anniversary, the rate decreases to 7%, and on each of the next seven policy anniversaries it will decrease an additional 1%. Thus, there will be no surrender charge with respect to the initial premium beginning on the eighth policy anniversary.

     For each additional premium the rate will be 8% until the next policy anniversary following receipt of the premium, when it will drop to 7%.
Thereafter, the rate will decrease by 1% on each of the next seven policy anniversaries.

     The applicable surrender charge will be determined based upon the date the written request for surrender is received by Charter National Life.

     Amounts  paid  upon  surrender  will  be  paid  in  a  lump  sum.

       (b)  Benefit Claims

     As long as the Policy remains in force, the Policy provides for the payment of a death benefit upon the death of the insured to the beneficiary within seven days after receipt of required documentation. Payment of death benefits may, however, be postponed under certain circumstances./10/ The amount of the death benefit payable under a Policy will be determined as of the end of the valuation period during which the insured dies. The death benefit will be paid in a lump sum and will be reduced by any outstanding indebtedness.

     As long as there is no outstanding indebtedness, the death benefit under a Policy is guaranteed not to be less than the current minimum death benefit specified in the Policy. The actual death benefit may, however, exceed the current minimum death benefit, depending upon the accumulated value of the Policy. This is because the death benefit will vary whenever the accumulated value multiplied by the corridor percentage/11/ exceeds the minimum death benefit.

     Charter National Life requires that the initial premium equal the guideline single premium for the corresponding initial death benefit. Thus, all additional premiums necessarily will exceed the guideline single premium, which will cause the death benefit to increase. If the Policy is in the "cash value corridor" mandated by section 7702 of the Internal Revenue Code ("Code"), for each dollar by which the total amount of premiums paid exceeds the guideline single premium, the minimum death benefit will increase by the applicable factor for the attained

/10/ See footnote 9, supra.

/11/ The corridor percentage ranges from 250% for an insured whose attained age at death is 40 to 101% for an insured whose attained age at death is 94 or older.

age, sex, and rate class of insured, as set forth in the Policy. The factor declines as the insured's attained age increases. If the minimum death benefit is in effect, the death benefit will increase by an amount necessary to equal the minimum death benefit required under the Code for the total amount of premiums paid which, in effect, becomes the new guideline single premium until another premium is paid.

     If the insured is still living on the policy anniversary nearest the insured's attained age 100, Charter National Life will pay to the policyowner the accumulated value, reduced by any outstanding indebtedness. Payment will ordinarily be made within seven days of such anniversary, although it may be postponed under certain circumstances./12/

       (c) Policy Loans

     On or after the first policy anniversary, the policyowner may borrow money from Charter National Life using the Policy as the only security for the loan. The maximum amount that may be borrowed under the Policy at any time is the loan value of the Policy less any outstanding indebtedness. The loan value equals 90% of the cash value (the accumulated value less any applicable surrender charges) during the valuation period in which the request for a loan is received. Any amount due to a policyowner under a policy loan ordinarily will be paid within seven days after Charter National Life receives the loan request, although payments may be postponed under certain circumstances./13/ As long as the Policy is in effect, indebtedness may be repaid in whole or in part at any time.
Interest accrues daily and is payable in arrears and due on each policy anniversary. Any interest not paid when due will be added to the amount of the loan and will bear interest.

     When a policy loan is made, the amount of the loan is transferred out of the Variable Account and into Charter National Life's general account. A policyowner may allocate the amounts to be transferred to the general account from the subaccount(s) in which the Policy has value. However, unless a different allocation is requested, amounts will be transferred to the general account in the same proportion that the Policy's value in each subaccount bears to the total of the Policy's values in all of the subaccounts at the end of the valuation period during which the request is received. Any loan interest that is due and unpaid will also be transferred in this manner. Policy values transferred to the general account to secure a policy loan will accrue interest daily at an annual rate of 5% net of administration and mortality and expense risk charges. Interest will be credited on each monthly anniversary. On each policy anniversary, any interest credited to the Policy's value in the general account will be transferred to the Variable Account and allocated to the subaccounts in the same proportion that the Policy's value in each

/12/ See footnote 9, supra.

/13/ See footnote 9, supra.

subaccount bears to the total of the Policy's values in all of the subaccounts at the end of the valuation period during which the transfer is made.

     If indebtedness exceeds cash value, Charter National Life will notify the policyowner and any assignee of record. A sufficient payment must be made to Charter National Life within 61 days from the date notice is sent to the policyowner or the Policy will lapse and terminate without value (see below). The Policy, however, may later be reinstated./14/

       (d) Policy Lapsation

     Lapse will only occur where the net cash value is insufficient to cover the monthly deduction for the cost of insurance, and a grace period expires without a sufficient payment being made. The grace period will begin on the date the policyowner sent notice that the net cash value is insufficient to cover the monthly deduction and lasts 61 days. The policyowner must, during the grace period, make a sufficient payment to prevent lapsation./15/

     The minimum amount of premium payment or partial loan repayment that can be paid by the policyowner during the grace period is equal to three times the current cost of insurance charge. The maximum premium that may be paid during the grace period to prevent lapse is equal to 12 times the current cost of insurance charge. Amounts over and above the amount paid to prevent lapse may be paid as additional premiums, to the extent otherwise permitted./16/ On the date received, the net premium will be placed in the subaccounts in the same proportion as the prior net premium, unless otherwise requested. Failure to make a sufficient payment during the grace period will cause the Policy to lapse and terminate without value. A lapsed Policy may be reinstated any time within five years after the date of lapse./17/


/14/ See "Reinstatement" on page 4.

/15/ For purposes of policy loans and surrenders, the Policy will be deemed to have no surrender or loan value amount during the grace period.

/16/ See the discussion under "Premium Payments" on pages 1-2.

/17/ See "Reinstatement" on page 4.